Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Business Continuity Event Team Plans for Leadership Transition

Hinnenkamp to Succeed Riley as Entergy’s Event Leader After Transco Completion

As Entergy and ITC Holdings Corp. pursue plans for their transmission spin-off and merger proposal, business continuity planning will continue to be a key aspect of Entergy’s preparations for storms and other potentially disruptive events. Paul Hinnenkamp, vice president of generation development and support, is preparing to assume future leadership of those efforts as Entergy’s Business Continuity Event Leader.

Current Business Continuity Event Leader Rick Riley, Entergy’s vice president, energy delivery, has served in the role since July 2010. Upon completion of the Transco transaction, he will transition to the role of a senior executive of ITC’s new transmission subsidiary business located in Jackson.

“Today’s business continuity challenges can come from almost anywhere — hurricanes in the Gulf, ice storms, terrorist events as well as health pandemics. The company needs to be able to respond accordingly,” Riley said.

Entergy initially launched efforts to address business continuity needs in early 2004. However, in the aftermath of hurricanes Katrina and Rita in 2005, a dedicated Business Continuity Team was formed to ensure that Entergy’s business units could provide service for essential business functions, either through normal or alternate operations.

The transmission spin-off and merger were announced in December 2011, and work is well under way by Entergy and ITC to seek regulatory approvals toward a 2013 closing. In preparation, employees from each company are engaging in an extensive separation and implementation planning process, which includes aligning and adjusting storm restoration, emergency preparedness and business continuity efforts for a post-merger operating environment.

“We must begin preparing now to ensure a seamless transition and ensure that Entergy’s business continuity plans are fully and effectively operating. That’s why I’m working with Rick now on the turnover process,” said Hinnenkamp.

Entergy conducts business continuity drills twice a year that simulate different types of emergencies. In January, teams completed a tabletop drill involving an anthrax attack, and in May, they conducted a drill involving a more traditional storm-related emergency.

For the next drill in November, Hinnenkamp will shadow Riley in order to prepare for his eventual leadership of the business continuity effort in addition to his current responsibilities in generation development and support. He also will begin participating in monthly Business Continuity Event Team conference calls.

The event leader is responsible for coordinating Entergy’s overall business continuity effort, including sharing business continuity information with employees, business partners and customers. The leader also works with each business unit to resolve issues impacting the ongoing operations of the business as well as people issues such as acquiring temporary employee housing and addressing family-care issues in any event that could disrupt Entergy’s operations.

With an extensive background in nuclear operations, Hinnenkamp is experienced in many aspects of emergency planning, including emergency preparedness drills involving the Federal Emergency Management Agency and the Nuclear Regulatory Commission.

Hinnenkamp began his Entergy career in February 2001 as vice president of operations support for Entergy Nuclear’s South region. That December he was named vice president of operations for Entergy’s River Bend Station, and in 2006 he was named vice president of nuclear business development. Before coming to Entergy, Hinnenkamp served more than 17 years with other nuclear fleet operators in various leadership roles, including site emergency director at several nuclear plants.

Hinnenkamp notes that as an Entergy employee, his experience in emergency planning is not unusual.

“Just about everyone at Entergy has our regular jobs and our emergency-response jobs,” Hinnenkamp said. “Emergency planning is something we’ve all spent time with — we’re constantly preparing, drilling and practicing for all types of emergency events.”

More information about Entergy’s Business Continuity organization and emergency procedures can be found on the Business Continuity intranet site.

Stay tuned to myEntergy News and the transmission merger employee intranet site for the latest news and information. Employees with Transco-related questions are encouraged to review the current posted Q&As or submit their questions to feedback@entergy.com.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.